UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Shang-Wen Hsiao
Name:	:	Shang-Wen Hsiao
Title:	:	President and Chief Financial Officer

Date: June 2, 2011

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

21Vianet Group, Inc. Reports

First Quarter 2011 Financial Results

1Q11 Net Revenues Up 125.2% YOY to RMB210.6 Million

1Q11 Adjusted EBITDA Up 246.8% YOY to RMB43.0 Million

1Q11 Adjusted Net Profit Up 283.6% YOY to RMB28.0 Million

Live Conference Call to be Held at 8:00 AM U.S. Eastern Time, June 2

BEIJING, June 1, 2011—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the first quarter of 2011. The Company will hold a conference call at 8:00 am ET, June 2, 2011. Dial-in details are provided at the end of the release.

First Quarter 2011 Financial Highlights

•	Net revenues increased by 125.2% to RMB210.6 million (US$32.2 million) from RMB93.5 million in the prior year comparative period.

•

Adjusted EBITDA increased by 246.8% to RMB43.0 million (US$6.6 million) from RMB12.4 million in the prior year comparative period. Adjusted EBITDA is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.

•	Adjusted EBITDA margin increased to 20.4% compared to 13.3% in the prior year comparative period. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of total net revenues.

•

Adjusted net profit increased by 283.6% to RMB28.0 million (US$4.3 million) from RMB7.3 million in the prior year comparative period. Adjusted net profit is defined as net loss from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and related deferred tax assets, and unrecognized tax benefits, tax incentive receipt and outside tax basis difference.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are pleased to announce exceptionally strong financial results for the first quarter of 2011. The growth in this quarter was driven by continued strong demand from our diverse customer base. We are pleased to note that among this customer base are some of China’s blue chip companies as well as many of China’s IT sector leaders. This demonstrates our customers’ continued recognition of our high-quality and reliable service offerings.”

“Furthermore, our customers’ rapid expansion continues to drive the growth momentum of 21Vianet,” continued Chairman Chen. “We believe our focus on delivering reliability, stability and speed for optimizing our customer network connections and improving their end consumers’ user experience will build a strong foundation for 21Vianet’s future growth.”

Mr. Shang Hsiao, President and Chief Financial Officer of the Company, commented, “We are pleased that we have successfully completed our IPO to become a NASDAQ-listed public company. With the additional liquidity, we believe we are well-capitalized to deliver revenue growth compared to the prior quarter target by executing upon our internet infrastructure and services offerings expansion efforts. Our high utilization rates, low churn rates and stable customer base also give us increased confidence that we are well-positioned financially, operationally and strategically to capitalize upon China’s dramatic internet and data growth opportunities.”

First Quarter 2011 Financial Results

REVENUES: Net revenues for the first quarter of 2011 increased by 125.2% to RMB210.6 million (US$32.2 million) from RMB93.5 million in the prior year comparative period. Net revenues from hosting and related services increased by 60.5% to RMB128.9 million (US$19.7 million) in the first quarter of 2011 from RMB80.3 million in the prior year comparative period, primarily due to increased demand from the Company’s existing customer base as well as new customers. Net revenues from managed network services increased by 518.9% to RMB81.7 million (US$12.5 million) in the first quarter of 2011 from RMB13.2 million in the prior year comparative period, primarily due to the inclusion of operating results of two companies that provide managed network service in China, or the Managed Network Entities, that the Company acquired in September 2010. Excluding revenues contributed by the Managed Network Entities, net revenues from managed network services increased by 48.5% to RMB19.6 million (US$3.0 million) from RMB13.2 million in the prior year comparative period. The increase in managed network services revenue was primarily driven by continued growth in data transmission services from existing and new customers.

GROSS PROFIT: For the first quarter of 2011, gross profit increased by 139.6% to RMB55.1 million (US$8.4million) from RMB23.0 million in the prior year comparative period. Gross margin for the first quarter of 2011 increased to 26.2% from 24.6% in the prior year comparative period.

Adjusted gross profit, which excludes share-based compensation expenses of RMB0.7 million and amortization of intangible assets derived from acquisitions of RMB7.5 million, increased by 168.9% to RMB63.2 million (US$9.7 million) from RMB23.5 million in the prior year comparative period. Adjusted gross margin increased to 30.0%, compared to 25.1% in the prior year comparative period, which is defined as adjusted gross profit as a percentage of net revenue. The increase in gross margin was primarily due to a revenue mix shift towards a higher percentage of new cabinets in the Company’s self-built data centers relative to partnered data centers. Cabinets deployed in the Company’s self-built data centers carry relatively higher gross margins than those in partnered data centers.

OPERATING EXPENSES: Total operating expenses increased to RMB89.2 million (US$13.6 million) from RMB16.6 million in the prior year comparative period.

Sales and marketing expenses increased to RMB16.0 million (US$2.4 million) from RMB7.4 million in the prior year comparative period, primarily due to expansion of the Company’s sales and marketing efforts and the recognition of share-based compensation expenses of RMB1.4 million.

General and administrative expenses increased to RMB16.0 million (US$2.4 million) from RMB6.8 million in the prior year comparative period, reflecting expansion of the Company’s new offices and related headcount and share-based compensation expenses of RMB5.8 million.

Research and development expenses increased to RMB7.2 million (US$1.1 million) from RMB2.5 million in the prior year comparative period, reflecting the Company’s efforts to further differentiate and enhance its service offerings.

Changes in the fair value of contingent purchase consideration payable was RMB50.0 million (US$7.6 million) during the first quarter of 2011. This non-cash expense was primarily due to an increase in the present value of estimated cash and share considerations as of March 31, 2011 associated with the Company’s acquisition of the Managed Network Entities.

Adjusted operating expenses, which excludes share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB31.2 million (US$4.8 million) from RMB16.6 million in the prior year comparative period. As a percentage of net revenue, adjusted operating expenses decreased to 14.8% from 17.7% in the prior year comparative period.

ADJUSTED EBITDA: Adjusted EBITDA for the first quarter of 2011 increased by 246.8% to RMB43.0 million (US$6.6 million) from RMB12.4 million in the prior year comparative period. Adjusted EBITDA margin for the quarter was 20.4%, compared to 13.3% in the prior year comparative period. Adjusted EBITDA in the first quarter of 2011 excludes share-based compensation expenses of RMB8.6 million (US$1.3 million) and changes in the fair value of contingent purchase consideration payable of RMB50.0 million (US$7.6 million).

NET PROFIT/LOSS: Net loss from continuing operations for the first quarter of 2011 was RMB30.5 million (US$4.7 million), compared to RMB4.0 million in the prior year comparative period.

Adjusted net profit for the first quarter of 2011 increased by 283.6% to RMB28.0 million (US$4.3 million) from RMB7.3 million in the prior year comparative period. Adjusted net profit in the first quarter of 2011 excludes share-based compensation expenses of RMB8.6 million, amortization of intangible assets derived from acquisitions of RMB7.5 million, and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB 42.5 million. Adjusted net margin increased to 13.3% compared to 7.8% in the prior year comparative period, which is defined as adjusted net profit as a percentage of net revenues.

EARNING/LOSS PER SHARE: Basic and diluted losses per ordinary share for the first quarter of 2011 were both RMB0.38 (US$0.06), equivalent to US$0.36 per American Depositary Share (“ADS”) 1, compared to a loss of RMB0.24 in the prior year comparative period. Pro forma adjusted basic earnings per share for the first quarter of 2011 was RMB0.10 (US$0.02), equivalent to US$0.12 per ADS, compared to RMB0.04 in the prior year comparative period. 2

BALANCE SHEET: As of March 31, 2011, the Company’s cash and cash equivalents were RMB295.1 million (US$45.1 million), compared to RMB83.3 million as of December 31, 2010. The Company issued a total of 37,196,750 Series C1 preferred shares to a group of investors, receiving net cash proceeds of US$35.0 million in January and February 2011. As of March 31, 2011, the Company had a total of 16.1 million weighted average ADSs outstanding pro forma for the conversion of six ordinary shares to one ADS and a total of 35.3 million ADSs outstanding pro forma for the automatic conversion of the Series A and Series B contingently convertible and redeemable preferred shares to ordinary shares.

First Quarter 2011 Operational Highlights

•	Monthly Recurring Revenues (MRR) per cabinet remained stable at RMB8,500 per cabinet.

•

Total cabinets under management rose to 6,146 as of March 31, 2011 from 5,750 as of December 31, 2010, with 3,027 cabinets in the Company’s self-built data centers and 3,119 cabinets in its partnered data centers.

•	Utilization rate remained stable at 79.1%.

•	Churn rate was down to 0.74%, compared to 0.89% for the whole year of 2010. Top 20 customers’ churn rate remained at 0%.

•	The largest customer represented 3.8% of total net revenues.

Financial Outlook

For the second quarter of 2011, the Company expects net revenues to be in the range of RMB216 million to RMB220 million and adjusted EBITDA to be in the range of RMB43 million to RMB45 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

[1]	Each ADS represents six ordinary shares.
[2]

Pro forma earnings per share has been adjusted to reflect the automatic conversion of the Series A, Series B and Series C preferred shares to ordinary shares. Adjusted earnings per share is a non-GAAP measure, calculated using adjusted net profit which excluded share-based compensation expense, amortization of intangible assets derived from acquisitions, change in the fair value of contingent purchase consideration payable and related deferred tax assets and outside tax basis difference as discussed above.

Conference Call

The Company will hold a conference call on Thursday, June 2, 2011 at 8:00 am Eastern Time to discuss the first quarter 2011 financial and operating performance. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-866-405-2350
International:	+1-718-354-1231
China Domestic:	400-1200712
Hong Kong:	+852-2561-8854
Conference ID:	68002039

The replay will be accessible through June 8, 2011 by dialing the following numbers:

United States Toll Free:	+1-866-214-5335
International:	+1-718-354-1232
Conference ID:	68002039

A webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, pro forma as adjusted basic earnings per share and pro forma as adjusted basic earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended March 31, 2011, were made at a rate of RMB6.5483 to US$1.00, the noon buying rate in effect on March 31, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 21Vianet

21Vianet is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,300 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2011 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

ICR, LLC

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2010	As of March 31, 2011
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Assets
Current assets:
Cash and cash equivalents	83,256	295,085	45,063
Restricted cash	4,441	3,784	578
Accounts receivable, net	76,373	104,776	16,000
Prepaid expenses and other current assets	14,369	19,957	3,049
Deferred tax assets	2,055	2,277	348
Amount due from related parties	13,463	7,376	1,126

Total current assets	193,957	433,255	66,164
Non-current assets:
Property and equipment, net	197,015	221,699	33,856
Intangible assets, net	157,086	149,254	22,793
Deferred tax assets	7,358	15,585	2,380
Goodwill	170,171	170,171	25,988
Total non-current assets	531,630	556,709	85,017

Total assets	725,587	989,964	151,181

Liabilities and Shareholders’ Deficit
Current liabilities:
Short term bank borrowings	35,000	55,000	8,399
Accounts payable	49,792	57,617	8,799
Notes payable	4,441	3,784	578
Accrued expenses and other payables	30,962	41,255	6,300
Advances from customers	17,316	14,738	2,251
Income tax payable	3,545	3,206	490
Amounts due to related parties	53,679	42,447	6,482
Current portion of capital lease obligations	15,824	16,604	2,536

Total current liabilities	210,559	234,651	35,835
Non-current liabilities:
Amount due to a related party	126,331	161,773	24,705
Non-current portion of capital lease obligations	58,190	53,766	8,211
Unrecognized tax benefits	5,575	10,318	1,576
Deferred tax liabilities	37,949	36,147	5,520
Deferred government grant	5,400	5,355	818

Total non-current liabilities	233,445	267,359	40,830
Commitments and contingencies
Mezzanine equity
Series A contingently redeemable convertible preferred shares	355,680	355,680	54,316
Series B contingently redeemable convertible preferred shares	635,430	635,430	97,038
Series C contingently redeemable convertible preferred shares	—	230,220	35,157

Total mezzanine equity	991,110	1,221,330	186,511

Shareholders’ deficit
Ordinary shares	7	7	1
Additional paid-in capital	512,225	597,967	91,316
Accumulated other comprehensive income	1,474	410	62
Statutory reserves	14,143	14,143	2,160
Accumulated deficit	(1,357,747)	(1,471,422)	(224,703)

Total 21Vianet Group, Inc. shareholders’ deficit	(829,898)	(859,715)	(131,288)
Non-controlling interest	120,371	126,339	19,293

Total shareholders’ deficit	(709,527)	(733,376)	(111,995)

Total liabilities, mezzanine equity and shareholders’ deficit	725,587	989,964	151,181

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended March 31,
	2010	2011
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues
Hosting and related services	80,254	128,888	19,683
Managed network services	13,221	81,708	12,477

Total net revenues	93,475	210,596	32,160
Cost of revenues	(70,516)	(155,521)	(23,750)

Gross profit	22,959	55,075	8,410
Operating expenses:
Sales and marketing expenses	(7,353)	(15,996)	(2,443)
General and administrative expenses	(6,753)	(15,979)	(2,440)
Research and development costs	(2,454)	(7,155)	(1,093)
Changes in fair value of contingent purchase consideration payable	—	(50,032)	(7,640)

Total operating expenses	(16,560)	(89,162)	(13,616)

Operating profit (loss)	6,399	(34,087)	(5,206)
Interest income	87	172	26
Interest expenses	(529)	(983)	(150)
Other income	129	702	107
Other expenses	(6)	(110)	(17)
Foreign exchange gain	34	700	107

Profit (loss) from continuing operations before income taxes	6,114	(33,606)	(5,133)

Income tax benefit (expense)	(10,161)	3,069	469

Net loss from continuing operations	(4,047)	(30,537)	(4,664)
Loss from discontinued operations	(12,952)	—	—

Net loss	(16,999)	(30,537)	(4,664)
Net income attributable to non-controlling interest	(427)	(5,968)	(911)

Net loss attributable to the Company’s ordinary shareholders	(17,426)	(36,505)	(5,575)

Loss per share:
Basic	(0.24)	(0.38)	(0.06)
Diluted	(0.24)	(0.38)	(0.06)
Shares used in loss per share computation:
Basic	71,526,320	96,352,410	96,352,410
Diluted	71,526,320	96,352,410	96,352,410
Pro forma loss per share:
Basic	(0.10)	(0.17)	(0.03)
Diluted	(0.10)	(0.17)	(0.03)
Weighted average number of ordinary shares used in pro forma earnings per share computation:
Basic	182,492,500	211,895,646	211,895,646
Diluted	182,492,500	211,895,646	211,895,646

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended March 31,
	2010	2011
	RMB	RMB	US$
Gross profit	22,959	55,075	8,411
Plus: share-based compensation expenses	—	686	105
Plus: amortization expenses of intangible assets derived from acquisitions	537	7,461	1,139

Adjusted gross profit	23,496	63,222	9,655

Adjusted gross margin	25.10%	30.00%	30.00%
Operating expenses	(16,560)	(89,162)	(13,616)
Plus: share-based compensation expenses	—	7,886	1,204
Plus: changes in the fair value of contingent purchase consideration payable	—	50,032	7,640

Adjusted operating expenses	(16,560)	(31,244)	(4,772)

Net loss from continuing operations	(4,047)	(30,537)	(4,663)
Plus: share-based compensation expenses	—	8,572	1,309
Plus: amortization expenses of intangible assets derived from acquisitions	537	7,461	1,139

Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax asset	—	42,527	6,494
Plus: outside tax basis difference	10,846	—	—

Adjusted net profit from continuing operations	7,336	28,023	4,279

Adjusted net margin	7.80%	13.30%	13.30%
Operating (loss) profit	6,399	(34,087)	(5,205)
Plus: depreciation	4,925	10,559	1,612
Plus: amortization	1,104	7,933	1,211
Plus: share-based compensation expenses	—	8,572	1,309
Plus: changes in the fair value of contingent purchase consideration payable	—	50,032	7,640

Adjusted EBITDA	12,428	43,009	6,567

Adjusted EBIDTA margin	13.30%	20.40%	20.40%

Adjusted net profit from continuing operations	7,336	28,023	4,279
Less: Net income attributable to non-controlling interest	(427)	(5,968)	(911)
Adjusted net profit attributable to the Company’s ordinary shareholders	6,909	22,055	3,368

Adjusted earnings per share:
Basic	0.10	0.23	0.03
Diluted	0.10	0.18	0.03
Shares used in adjusted earnings per share computation:
Basic	71,526,320	96,352,410	96,352,410
Diluted	71,526,320	120,616,316	120,616,316
Pro forma adjusted earnings per share:
Basic	0.04	0.10	0.02
Diluted	0.04	0.09	0.01
Weighted average number of ordinary shares used in pro forma earnings per share computation:
Basic	182,492,500	211,895,646	211,895,646
Diluted	182,492,500	236,159,552	236,159,552